Prime Number Holding Limited

1129 Northern Blvd., Suite 404

Manhasset, NY 11030

July 17, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prime Number Holding Limited

Amendment No. 1 to Registration Statement on Form F-4

Filed June 21, 2023

File No. 333-271994

Dear Mr. Fullem:

This letter is in response to the comments issued in a letter (the “Letter”)dated July 7, 2023 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Prime Number Holding Limited’s (“we” or “PubCo”) Amendment No. 1 to the Registration Statement on Form F-4. Contemporaneously, we are filing an Amendment No. 2 to the Registration Statement on Form F-4 publicly via Edgar (the “Registration Statement”).

For ease of reference, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form F-4 filed June 21, 2023

General

1.	We note your revisions in response to prior comment 1. Clause (iv) in the second paragraph of the cover page continues to indicate that rights will be issued by PubCo, contrary to your revisions. Please reconcile. If rights or shares "converted" from those rights will be issued in the transaction, ensure you fee table includes those securities. In this regard, the fee table you previously filed does not appear to include the shares you mention in your revisions. Please also explain what are the "corporate actions" that will be taken to permit the rights to be converted into shares of PubCo.

Response: In response to the Staff’s comment, we respectfully advise the Staff that at the Merger Effective Time (as defined in the Registration Statement), all outstanding rights of Prime Number Acquisition I Corp. will be automatically converted into the right to receive one-eighth (1/8) of one PubCo Ordinary Shares (as defined in the Registration Statement) and PubCo will not issue any rights. Accordingly, we have revised pages 2, 4, 5, 19, 20, 35, 36, 111, and 112.

Index of Financial Statements, page F-1

2.	We note that the audited financial statements of noco-noco Pte. Ltd. are older than 12 months. Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following: The company is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide a representation from management which indicates you meet the criteria and file that representation as an exhibit to the amendment to this registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have filed an exhibit No. 99.9, a representation letter by management according to Instructions to Item 8.A.4 of Form 20-F.

Signatures, page II-6

3.	Please revise to include the second paragraph of text required on the signatures page to Form F-4 and all required signatures.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page II-6.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang

cc:	Arila Zhou, Esq.
Robinson & Cole LLP